Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed financial information as of and for the three and six months ended June 30, 2018 included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2017 on file with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “AC Immune” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to AC Immune SA.

We prepare and report our financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs (CHF). We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of August 8, 2018.

Results of Operations

Comparison of the three and six months ended June 30, 2018 and 2017

Revenues

AC Immune generated revenues of CHF 2.0 million in the three months ended June 30, 2018, an increase of CHF 1.3 million over the comparable period in 2017. AC Immune generated revenues of CHF 3.5 million in the six months ended June 30, 2018 an increase of CHF 0.7 million over the comparable period in 2017. The following table summarizes our revenues during the three and six months ended June 30, 2018 and 2017:

	For the Three Months Ended June 30,
	2018	2017	Change
	(in CHF thousands, unaudited)
Contract revenue	2,028	753	1,275
Total revenues	2,028	753	1,275

	For the Six Months Ended June 30,
	2018	2017	Change
	(in CHF thousands, unaudited)
Contract revenue	3,486	2,759	727
Total revenues	3,486	2,759	727

For the three months ended June 30, 2018 compared to the three months ended June 30, 2017, the increase in contract revenues was CHF 0.5 million related to research and development services performed within our Tau-

Vaccine contract with Janssen. The Company also incrementally recognized CHF 0.2 million from research contribution revenues related to the TDP-43 PET Imaging Tracers Biogen collaboration and CHF 0.2 million for a full quarter of research services provided to Essex-Bio that were not commenced in the prior period.

For the six months ended June 30, 2018 compared to the six months ended June 30, 2017, the increase in contract revenues was principally due to a CHF 0.7 million increase in contract revenues for research contribution services within our Tau-Vaccine contract with Janssen and CHF 0.4 million increase for its research services provided to Essex-Bio. The Company also had a CHF 0.3 million increase in revenues associated with its Biogen research and development services. These increases are offset by a CHF 1.1 million decrease related to a milestone from Piramal Imaging for the initiation of “Part B” of the first-in-man phase 1 clinical trial for PSP (Progressive Supranuclear Palsy) that was received in the prior period.

Research and Development Expenses

Research and development activities are essential to our business and represent the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Our collaboration arrangements share costs for the development of our product candidates differently. We have largely completed our research and development spending for both of our Genentech collaborations. Janssen will be responsible for the full development cost from the completion of the first Phase 2. In addition to these arrangements, we expect that our total future research and development costs will continue to increase over current levels in line with our three-pillar strategy that focuses on Alzheimer`s disease, neuro-orphan indications and diagnostics.

For the three and six months ended June 30, 2018, research and development expenses totaled CHF 10.5 million and CHF 20.6 million, respectively, compared with CHF 6.8 million and CHF 14.3 million for the same periods in 2017, respectively. This represents an increase of CHF 3.7 million and CHF 6.3 million, respectively. The following tables present the research and development expenses during the three and six months ended June 30, 2018 and 2017:

	For the Three Months Ended June 30,
	2018	2017	Change
	(in CHF thousands, unaudited)
Operating expenses (1)	7,698	4,508	3,190
Salaries and related costs (2)	2,835	2,330	505
Total research and development expenses	10,533	6,838	3,695

	For the Six Months Ended June 30,
	2018	2017	Change
	(in CHF thousands, unaudited)
Operating expenses (1)	15,233	9,798	5,435
Salaries and related costs (2)	5,371	4,515	856
Total research and development expenses	20,604	14,313	6,291

(1) Includes depreciation expense

(2) Includes share-based compensation expense

The increase in research and development programs is primarily driven by increased investments in our ACI 24 program in Alzheimer’s disease, our Anti-Tau vaccines for the treatment of AD, our Anti-Tau Morphomers small molecule and our alpha-synuclein Antibody program. The following tables present the research and development expenses by major development program during the three and six months ended June 30, 2018 and 2017:

	For the Three Months Ended June 30,
	2018	2017	Change
	(in CHF thousands, unaudited)
Alzheimer’s disease	3,434	1,726	1,708
Non-Alzheimer’s diseases	350	594	(244)
Diagnostics	769	298	471
Discovery programs	2,645	1,568	1,077
Total programs	7,198	4,186	3,012
R&D expenses not allocated to specific programs	3,335	2,652	683
Total	10,533	6,838	3,695

	For the Six Months Ended June 30,
	2018	2017	Change
	(in CHF thousands, unaudited)
Alzheimer’s disease	6,466	3,967	2,499
Non-Alzheimer’s diseases	1,125	1,366	(241)
Diagnostics	1,140	745	395
Discovery programs	5,605	3,106	2,499
Total programs	14,336	9,184	5,152
R&D expenses not allocated to specific programs	6,268	5,129	1,139
Total	20,604	14,313	6,291

The CHF 1.7 million increase in investments in Alzheimer’s disease programs for the three months ended June 30, 2018 predominantly relates to a CHF 0.8 million increase in set-up fees such as site selection, administration and related manufacturing costs associated with the Phase 2 study for ACI-24-AD. There was also an increase of CHF 0.9 million for our Tau-Vaccine program for research and development services in line with the development plan. The increase in our discovery programs of CHF 1.1 million was driven by CHF 0.7 million related to the continued proof of concept studies and increase in manufacturing activities of our lead compounds in the Tau Morphomers and CHF 0.3 million increase in various other programs.

The CHF 2.5 million increase in investments in Alzheimer’s disease programs for the six months ended June 30, 2018 predominantly relates to a CHF 1.4 million increase in set-up fees such as site selection, administration and related manufacturing costs associated with the Phase 2 study for ACI-24-AD. There was also an increase of CHF 1.2 million for our Tau-Vaccine program for research and development services in line with the development plan. The increase in our discovery programs of CHF 2.5 million was driven by CHF 1.5 million related to the continued proof of concept studies and increase in manufacturing activities of our lead compounds in the Tau Morphomers and CHF 0.4 million increase in our other programs. Additionally, there were CHF 0.2 million increases related to manufacturing activities in our vaccine technology program and CHF 0.4 million for our anti-a-Synuclein antibody.

General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs, including share-based compensation, professional fees including legal and accounting related services and other operating expenses.

General and administrative expenses amounted to CHF 3.1 million and CHF 5.8 million in the three and six months ended June 30, 2018 compared with CHF 2.2 million and CHF 4.5 million in the same periods in 2017, respectively. This represents an increase of CHF 0.9 million and CHF 1.2 million for the respective periods. The increase is related to operating and salary related expenses, specifically an increase to share based compensation expense for the three and six months ended June 30, 2018. The following tables present the general and administrative expenses for the three and six months ended June 30, 2018 and 2017:

	For the Three Months Ended June 30,
	2018	2017	Change
	(in CHF thousands, unaudited)
Operating expenses (1)	1,171	942	229
Salaries and related costs(2)	1,894	1,226	668
Total general and administrative expenses	3,065	2,168	897

	For the Six Months Ended June 30,
	2018	2017	Change
	(in CHF thousands, unaudited)
Operating expenses (1)	2,127	2,045	82
Salaries and related costs (2)	3,643	2,489	1,154
Total general and administrative expenses	5,770	4,534	1,236

(1)	Includes depreciation expense

(2)	Includes share-based compensation expense

Finance results, net

The following table presents the net financial income and expenses during the three and six months ended June 30, 2018 and 2017:

	For the Three Months Ended June 30,
	2018	2017	Change
	(in CHF thousands, unaudited)
Interest expense	(22)	(74)	52
Foreign currency remeasurement gain/(loss), net	397	(4,025)	4,422
Other finance income/(expense)	52	25	27
Finance result, net	427	(4,074)	4,501

	For the Six Months Ended June 30,
	2018	2017	Change
	(in CHF thousands, unaudited)
Interest expense	(35)	(75)	40
Foreign currency remeasurement gain/(loss), net	195	(5,654)	5,849
Other finance income/(expense)	(27)	35	(62)
Finance result, net	133	(5,694)	5,827

In the three and six months ended June 30, 2018, the Company reported CHF 0.4 million and CHF 0.1 million in net financial income compared with net financial losses of CHF 4.1 million and CHF 5.7 million in the same periods in 2017, a difference of CHF 4.5 million and CHF 5.8 million, respectively. The key drivers for the higher financial income during the three and six months ended June 30, 2018 were net unrealized gains of CHF 0.4 million and CHF 0.2 million, respectively on foreign currency cash balances incurred due to fluctuations of the USD relative to the CHF at the end of the second quarter. The key driver for the less material variance in foreign currency also relates to reduced foreign currency cash balances. The Company held more than 72% of its cash in local currency from 21% in the prior period, thus limiting the impact of exchange rate fluctuations.

Liquidity and Capital Resources

Our operations have been financed primarily by proceeds from our initial public offering in September 2016, net proceeds from the issuance of preferred shares, and from collaboration and license agreements we have with a number of partners. At June 30, 2018, we had cash and cash equivalents of CHF 102.7 million.

Our primary uses of capital are, and we expect will continue to be, research and development expenses, compensation and related expenses, and other operating expenses including rent. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with a number of our product candidates in various stages of clinical development including co-funding ACI-35 to the end of the ongoing Phase 1b clinical study, material increases in spending on ACI-24 in AD to fund a Phase 2 study, ACI-24 in Down syndrome, our PET tracer candidates focused on alpha-synuclein and TDP-43 which we are developing together with Biogen and a number of research initiatives focused on neurodegenerative orphan diseases other than AD.

We plan to continue to fund our operating and capital funding needs through proceeds received from collaboration and licensing agreements and through equity or other forms of financing. We may also consider entering into additional collaboration agreements and selectively partnering for clinical development and commercialization.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2018	2017	Change
	(in CHF thousands, unaudited)
Net cash provided by (used in):
Operating activities	(20,481)	(20,912)	431
Investing activities	(1,570)	(1,564)	(6)
Financing activities	143	91	52
Net change in cash and cash equivalents	(21,908)	(22,385)	477

Operating activities

Net cash used in operating activities was CHF 20.5 million for the six months ended June 30, 2018 compared with net cash used in operating activities of CHF 20.9 million for the six months ended June 30, 2017. The change in cash used in operating activities for the six months ended June 30, 2018 was due to the Company’s reporting net loss of CHF 22.8 million for the six months ended June 30, 2018 compared with net loss of CHF 21.8 million for the same period in 2017 driven by (i) the increase in research and development costs in the six months ended June 30, 2018, (ii) the net increase in accrued income due to the timing of our services performed and billing in line with our contracts, and (iii) an increase in share based compensation expense.

Investing activities

Net cash used in investing activities rose to CHF 1.6 million for the six months ended June 30, 2018 compared with net cash used in investing activities of CHF 1.6 million for the six months ended June 30, 2017 which is in line due to continued investment in property, plant and equipment.

Financing activities

Net cash provided by financing activities was CHF 143 thousand for the six months ended June 30, 2018 compared with net cash provided by financing activities of CHF 91 thousand for the six months ended June 30, 2017. The increase is driven by increased cash inflows from the long term financing obligation.

Operating Capital Requirements and Plan of Operations

We do not expect to generate revenues from royalties based on product sales unless and until our partners obtain regulatory approval of, and successfully commercialize, our current or any future product candidates. As of June 30, 2018, we had cash balances totaling CHF 102.7 million. The decrease relative to December 31, 2017 is due to an increase in research and development spending on our major discovery and development programs and the strengthening of the Company’s infrastructure, systems and organization. There can be no certainty as to the exact timing, or in fact, whether any future milestone payments will ever be made given that these milestone payments are contingent on clear milestones being reached. Subsequent to June 30, 2018, the Company raised USD 117.5 (CHF 116.4) million as a result of a registered public offering and two subscriptions rights offerings. With these proceeds, and assuming we maintain our current cash burn rate and do not receive potential milestone payments, we believe that our existing capital resources will be sufficient to meet our projected operating requirements through the end of the third quarter of 2021 with the resources available as of June 30, 2018 and through the date of this Management’s Discussion and Analysis.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We expect to incur additional costs associated with operating a public company and we anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

Our future funding requirements will depend on many factors, including but not limited to the following:

•	The scope, rate of progress, results and cost of our pre-clinical and clinical studies and other related activities, according to our long-term strategic plan;

•	The cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any other products we may develop;

•	The cost, timing and outcomes of regulatory approvals;

•	The costs and timing of establishing sales, marketing and distribution capabilities;

•	The terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;

•	The emergence of competing technologies or other adverse market developments; and

•	The potential cost and timing of managing and protecting our portfolio of intellectual property.

Quantitative and Qualitative Disclosures about Market Risk

During the six months ended June 30, 2018, there were no significant changes to our quantitative and qualitative disclosures about market risk described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report on Form 20-F.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Judgments and Accounting Estimates” in the Annual Report on Form 20-F.

JOBS Act Exemption

On April 5, 2012, the Jumpstart our Business Startups Act of 2012, or the JOBS Act, was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (through 2021) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would also cease to be an emerging growth company if (1) we have more than USD 1.07 billion in annual revenue, (2) we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our common shares that are held by non-affiliates exceeds USD 700 million as of the most recently completed second fiscal quarter, or (3) we have issued more than USD 1.0 billion in non-convertible debt during the prior three-year period.

Non-IFRS Financial Measures

In addition to our operating results, as calculated in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board, we use Adjusted Loss and Adjusted Loss per share when monitoring and evaluating our operational performance. Adjusted Loss is defined as loss for the relevant period, as adjusted for certain items that we believe are not indicative of our ongoing operating performance. Adjusted Loss per share is defined as Adjusted Loss for the relevant period divided by the weighted-average number of shares for such period.

We believe that these measures assist our shareholders because they enhance comparability of our results each period and provide more useful insight into operational results for the period. The Company’s executive management uses these non-IFRS measures to evaluate our operational performance. These non-IFRS financial measures are not meant to be considered alone or as substitutes for our IFRS financial measures and should be read in conjunction with AC Immune’s financial statements prepared in accordance with IFRS. The most directly comparable IFRS measure to these non-IFRS measures is net loss. The following table reconciles net loss to Adjusted Loss and Adjusted Loss per share for the periods presented:

Reconciliation of Loss to Adjusted Loss and

Loss Per Share to Adjusted Loss Per Share

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2018	2017	2018	2017
in CHF thousands except for share and per share data
Income/(Loss)	(11,143)	(12,327)	(22,755)	(21,782)
Adjustments:
Non-cash share-based payments (a)	712	154	1,314	254
Foreign currency (gains)/losses (b)	(397)	3,997	(195)	5,615
Adjusted Income/(loss)	(10,828)	(8,176)	(21,636)	(15,913)

Earnings/(Loss) per share – basic and diluted	(0.19)	(0.22)	(0.40)	(0.38)
Adjustment to earnings/(loss) per share – basic and diluted	0.00	0.08	0.02	0.10
Adjusted Earnings/(Loss) per share – basic and diluted	(0.19)	(0.14)	(0.38)	(0.28)
Weighted-average number of shares used to compute Adjusted Earnings/(Loss) per share – basic and diluted	57,423,650	57,048,187	57,395,987	56,951,306

(a)	Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.

(b)	Reflects foreign currency remeasurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and the Swiss Franc.

Adjustments for the three and six months ended June 30, 2018 were CHF 0.3 million and CHF 1.1 million, respectively. These were largely due to share based compensation expenses of CHF 0.7 million and CHF 1.3 million, respectively, predominantly related to the increase in awards since Q2 2017 which were incurring expenses for the full periods in 2018. Additionally, for the three and six months ended June 30, 2018, the Company recorded CHF 0.4 million and CHF 0.2 million in foreign currency gains on cash balances, respectively, compared to CHF 4.0 million and CHF 5.6 million in foreign currency losses on cash balances for the comparable periods in 2017, respectively.

Cautionary Statement Regarding Forward Looking Statements

This discussion and analysis contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion and analysis, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in our annual report on Form 20-F. These forward-looking statements speak only as of the date of this discussion and analysis and are subject to a number of risks, uncertainties and assumptions described under the sections in the our annual report on Form 20-F entitled “Risk Factors” and this discussion and analysis. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.